Exhibit 99.1

Attunity Reports Fourth Quarter and Full Year 2017 Results
- - -
Record Quarterly Revenue of $18.3 Million
Estimated Full Year 2018 Revenue of $73 – $75 Million
- - -
Burlington, MA – February 1, 2018 – Attunity Ltd. (NasdaqCM: ATTU), a leading provider of data integration and Big Data management software solutions, today reported its unaudited financial results for the three-month period and year ended December 31, 2017.

“We had a strong close to the year. In the fourth quarter, we achieved record total revenue, record license revenue, positive cash flow from operations and significantly enhanced our balance sheet through a successful public offering. We reported total quarterly revenue of $18.3 million, an increase of 17% year-over-year, and $62.1 million for the full year 2017, in line with our annual guidance. Revenue in the quarter was driven by a combination of an increase in new customer engagements as well as existing customers’ expansion,” stated Shimon Alon, Chairman and CEO of Attunity. “Customers successfully using the Attunity platform are now looking to expand their current environments to accommodate additional data sources, driving return business. For example, during the fourth quarter, we closed two large expansion deals with existing customers, each for approximately $1.0 million.”

“The strong momentum we experienced in the second half of 2017 is carrying into 2018. In 2017, we continued to close large customer engagements, partnered with key players in the IT industry, enhanced our technology platform, increased term-license bookings (which is growing in demand among customers) and expanded our senior management team with the new hire of a COO. With these achievements, we believe we are well positioned to accelerate our revenue growth, penetrate additional Fortune 1000 companies, and continue to replace traditional vendors. We plan to further expand and ramp up our sales and marketing investments and anticipate our pipeline will further grow in 2018 and for years to come,” concluded Mr. Alon.

Recent Operational Highlights

•	Raised approximately $21.0 million in total net proceeds from public offering in December 2017.
•	Closed multiple agreements for Attunity Replicate, including one with a leading global manufacturing company.
•	Closed an aggregate of more than $2.0 million of additional business with two existing Fortune 100 clients, a healthcare company and a pharmacy benefit management company.
•	Launched new service offering on Amazon Web Services (AWS) Marketplace, enabling universal migration and hybrid data replication for on-premises data sources to AWS.

Financial Highlights for the Fourth Quarter of 2017 compared with the Fourth Quarter of 2016

●	Total revenue was $18.3 million, compared with $15.6 million
●	Operating profit was $0.2 million, similar to the same period in 2016
●	Non-GAAP operating profit was $1.6 million, similar to the same period in 2016*

●	Net loss of $1.6 million, compared with a net loss of $0.2 million
●	Non-GAAP net loss of $0.04 million, compared with non-GAAP net income of $1.1 million*

Financial Highlights for the Full Year 2017, compared with the Full Year 2016

●	Total revenue was $62.1 million, compared with $54.5 million
●	Operating loss was $2.9 million, compared with an operating loss of $11.4 million
●	Non-GAAP operating profit was $2.2 million, compared with an operating loss of $0.1 million*
●	Net loss of $6.7 million, compared with a net loss of $10.7 million
●	Non-GAAP net loss of $1.7 million, compared with a non-GAAP net loss of $2.2 million*

Financial Results for Fourth Quarter of 2017
Total revenue for the fourth quarter of 2017 was $18.3 million, compared with $15.6 million for the same period in 2016. This includes license revenue of $10.3 million, which grew 17% compared with $8.8 million for the same period in 2016, and maintenance and service revenue, which grew 18% to $8.0 million, compared with $6.8 million for the same period in 2016.

Operating expenses for the fourth quarter of 2017 increased 18% to $18.1 million, compared with $15.4 million for the same period in 2016.

Non-GAAP operating expenses for the fourth quarter of 2017 increased 20% to $16.7 million, compared with $14.0 million for the same period in 2016. Non-GAAP operating expenses exclude approximately $1.4 million in equity-based compensation expenses and amortization associated with acquisitions, similar to the same period in 2016.*

Operating profit for the fourth quarter of 2017 was $0.2 million, similar to the same period in 2016.

Non-GAAP operating profit was $1.6 million for the fourth quarter of 2017, similar to the same period in 2016. Non-GAAP operating profit excludes approximately $1.4 million in equity-based compensation expenses and amortization associated with acquisitions, similar to the same period in 2016.*

Net loss for the fourth quarter of 2017 was $1.6 million, or ($0.09) per diluted share, compared with a net loss of $0.2 million, or ($0.01) per diluted share, in the fourth quarter of 2016.

Non-GAAP net loss for the fourth quarter of 2017 was $0.04 million, or ($0.00) per diluted share, compared with a non-GAAP net income of $1.1 million, or $0.07 per diluted share, for the same period in 2016. Non-GAAP net loss excludes approximately $1.6 million in equity-based compensation expenses, amortization associated with acquisitions and the effect of changes in deferred taxes related to non-GAAP adjustments, compared with approximately $1.3 million of similar expenses for the same period in 2016.*

Cash and cash equivalents were $29.1 million as of December 31, 2017, compared with $7.3 million as of September 30, 2017. Cash and cash equivalents at the end of the fourth quarter of 2017 were mainly impacted by approximately $21.0 million in net proceeds raised from a public offering closed in December 2017.

Shareholders' equity as of December 31, 2017 increased to $51.2 million, compared with $30.5 million as of September 30, 2017.

Financial Results for Full Year 2017

Total revenue for the full year 2017 was $62.1 million, compared with $54.5 million for the same period in 2016. This includes license revenue of $32.6 million, which grew 14% compared with $28.7 million for the same period in 2016, and maintenance and service revenue, which grew 14% to $29.5 million, compared with $25.8 million for the same period in 2016.

Operating expenses for the full year 2017 slightly decreased to $65.0 million, compared with $65.9 million for the same period in 2016.

Non-GAAP operating expenses for the full year 2017 increased 10% to $59.9 million, compared with $54.6 million for the same period in 2016. Non-GAAP operating expenses exclude approximately $5.1 million in equity-based compensation expenses and amortization associated with acquisitions, compared with (1) an approximately $4.1 million charge for partial impairment of acquired intangible assets associated with the acquisition of Appfluent in 2015 and (2) $7.1 million in equity-based compensation expenses and costs associated with acquisitions for the same period in 2016.*

Operating loss for the full year 2017 was $2.9 million, compared with $11.4 million for the same period in 2016.

Non-GAAP operating profit was $2.2 million for the full year 2017, compared with a non-GAAP operating loss of $0.1 million for the same period in 2016. Non-GAAP operating profit excludes approximately $5.1 million in equity-based compensation expenses and amortization associated with acquisitions, compared with (1) an approximately $4.1 million charge for partial impairment of acquired intangible assets associated with the Appfluent acquisition and (2) $7.1 million in equity-based compensation expenses and costs associated with acquisitions for the same period in 2016.*

Net loss for the full year 2017 was $6.7 million, or ($0.39) per diluted share, compared with a net loss of $10.7 million, or ($0.64) per diluted share, for the same period in 2016.

Non-GAAP net loss for the full year 2017 was $1.7 million, or ($0.10) per diluted share, compared with $2.2 million, or ($0.13) per diluted share, for the same period in 2016. Non-GAAP net loss excludes approximately $5.1 million in equity-based compensation expenses, amortization associated with acquisitions and the effect of changes in deferred taxes related to non-GAAP adjustments, compared with (1) an approximately $4.1 million charge for partial impairment of acquired intangible assets associated with the Appfluent acquisition, and (2) $4.3 million in equity-based compensation expenses and costs associated with acquisitions, including the effect of changes in deferred taxes related to non-GAAP adjustments, for the same period in 2016.*

Cash and cash equivalents were $29.1 million as of December 31, 2017, compared with $9.2 million as of December 31, 2016.

Shareholders' equity as of December 31, 2017 increased to $51.2 million, compared with $32.7 million as of December 31, 2016.

Outlook for Full Year 2018

The Company is introducing its outlook for the full year 2018 as follows:

•	Total revenue is estimated to grow to between $73 and $75 million.
•	Non-GAAP operating margin is estimated to be between 6% and 9%.

Financial Reconciliation to non-GAAP figures for 2018 Outlook:

	From	To
GAAP Operating Profit (Loss) Margin	(1)%	2%
Equity-based compensation	(6)%	(6)%
Amortization associated with acquisitions	(1)%	(1)%
Non-GAAP Operating Profit margin (1)	6%	9%

(1) Non-GAAP Operating Profit Margin is calculated by dividing the non-GAAP Operating Profit by the total non-GAAP revenues for the period.

These estimates for 2018 reflect the Company's current and preliminary views, which are subject to change (see below under "Safe Harbor Statement"). The Company clarified that it does not expect to provide or update guidance more often than on an annual basis.

* See "Use of Non-GAAP Financial Information" below for more information regarding Attunity's use of Non-GAAP financial measures.

Conference Call and Webcast Information

The Company will host a conference call with the investment community on Thursday, February 1st at 8:30 a.m. Eastern Time featuring remarks by Shimon Alon, Chairman and CEO, Dror Harel-Elkayam, CFO, and Itamar Ankorion, CMO of Attunity. The dial-in numbers for the conference call are +1-877-407-9039 (U.S. Toll Free), +1 80 940 6247 (Israel), or +1-201-689-8470 (International). All dial-in participants must use the following code to access the call: 13675269.

Please call at least five minutes before the scheduled start time. The conference call will also be available via webcast, which can be accessed through the Investor Relations section of Attunity's website, ir.attunity.com. Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast.

For interested individuals unable to join the conference call, a replay of the call will be available through February 15, 2018, at +1-844-512-2921 (U.S. Toll Free) or +1-412-317-6671 (International). Participants must use the following code to access the replay of the call: 13675269. The online archive of the webcast will be available on ir.attunity.com/events for 30 days following the call.

About Attunity
Attunity is a leading provider of data integration and Big Data management software solutions that enable availability, delivery, and management of data across heterogeneous enterprise platforms, organizations, and the Cloud. Our software solutions include data replication and distribution, test data management, change data capture (CDC), data connectivity, enterprise file replication(EFR), managed file transfer (MFT), data warehouse automation, data usage analytics, and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and Hewlett Packard Enterprise. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our blog and join our communities on Twitter, Facebook, LinkedIn and YouTube.

(*) Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income (loss), operating expenses, operating profit (loss), and diluted net income (loss) per share, which are adjusted from results based on GAAP to exclude amortization and impairment charges associated with acquisitions, equity-based compensation expenses, acquisition-related compensation expenses, non-cash financial expenses, such as the effect of a revaluation of liabilities presented at fair value and accretion of payment obligations, and the effect of changes in deferred taxes related to non-GAAP adjustments. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. For further details, see the Reconciliation of Supplemental Non-GAAP Financial Information table later in this press release.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the demand for our products, expectations regarding our pipeline and our outlook for 2018, we are using forward-looking statements. In addition, announced results for the fourth quarter and full year of 2017 are preliminary, unaudited and subject to year-end audit adjustment. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to: our history of operating losses and ability to achieve or sustain profitability; our ability to manage our growth effectively; our business and operating results dependency on the successful and timely implementation of our third party partner solutions; the lengthy sales cycle of our products; competition; acquisitions, including costs and difficulties related to integration of acquired businesses and impairment charges; global economic conditions; the potential loss of one or more of our significant customers or a decline in demand from one or more of these customers; timely availability and customer acceptance of Attunity's new and existing products; international operations; our need and ability to raise capital; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F (as amended) which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

© Attunity 2018. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

For more information, please contact:

Todd Fromer / Allison Soss
KCSA Strategic Communications
P: +1-212-682-6300
tfromer@kcsa.com / asoss@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972-9-899-3000
dror.elkayam@attunity.com

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

UNAUDITED

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Condensed Consolidated Balance Sheets	F-2 - F-3

Consolidated Statements of Operations	F-4

Consolidated Statements of Cash Flows	F-5

Reconciliation of Supplemental, Non-GAAP Financial Information	F-6 - F-7

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	December 31,
	2017	2016
	Unaudited	Audited
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$29,087	$9,166
Trade receivables (net of allowance for doubtful accounts of $15 at December 31, 2017, 2016)	10,609	7,031
Other accounts receivable and prepaid expenses	1,074	663

Total current assets	$40,770	$16,860

LONG-TERM ASSETS:
Other assets	152	155
Deferred taxes	1,209	2,340
Severance pay fund	4,378	3,770
Property and equipment, net	1,287	1,214
Intangible assets, net	1,431	2,778
Goodwill	30,929	30,929
Total long-term assets	$39,386	$41,186

Total assets	$80,156	$58,046

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	December 31,	December 31,
	2017	2016
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Trade payables	$666	$375
Payment obligation related to acquisitions	-	271
Deferred revenues	11,066	10,676
Employees and payroll accruals	5,730	4,741
Accrued expenses and other current liabilities	3,066	2,021

Total current liabilities	20,528	18,084

LONG-TERM LIABILITIES:
Other liabilities	321	277
Deferred revenues	2,163	1,438
Liability presented at fair value	-	512
Accrued severance pay	5,941	5,027

Total long-term liabilities	8,425	7,254

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -	2,361	1,921
Authorized: 32,500,000 shares at December 31, 2017 and 2016; Issued and outstanding 20,718,468 shares at December 31, 2017 and 16,841,238 shares at December 31, 2016
Additional paid-in capital	174,693	149,716
Accumulated other comprehensive loss	(1,222)	(1,013)
Accumulated deficit	(124,629)	(117,916)

Total shareholders' equity	51,203	32,708

Total liabilities and shareholders' equity	$80,156	$58,046

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars and shares in thousands, except per share data

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
	Unaudited		Unaudited	Audited
Revenues:
Software licenses	$10,251	$8,791	$32,604	$28,653
Maintenance and services	8,024	6,779	29,494	25,841
Total revenues	18,275	15,570	62,098	54,494
Operating expenses:
Cost of revenues	2,627	2,109	9,855	8,780
Research and development	3,537	3,207	14,010	13,283
Selling and marketing	10,711	9,065	35,893	35,089
General and administrative	1,231	993	5,196	4,594
Impairment of acquisition-related intangible assets	-	-	-	4,122
Total operating expenses	18,106	15,374	64,954	65,868

Operating profit (loss)	169	196	(2,856)	(11,374)

Financial expenses, net	(64)	(59)	(101)	(54)

Profit (loss) before income taxes	105	137	(2,957)	(11,428)

Income tax benefit (taxes on income)	(1,725)	(382)	(3,756)	735

Net loss	$(1,620)	$(245)	$(6,713)	$(10,693)

Basic and diluted net loss per share	$(0.09)	$(0.01)	$(0.39)	$(0.64)
Weighted average number of shares used in computing basic net and diluted loss per share	18,052	16,818	17,264	16,739

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2017	2016
	Unaudited
Cash flows activities:
Net loss	$(6,713)	(10,693)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	491	493
Stock based compensation	3,711	3,880
Retention plan associated with acquisition and other compensation in shares	-	370
Amortization of intangible assets	1,347	2,372
Impairment of acquisition-related intangible assets	-	4,122
Accretion of payment obligation	-	(8)
Changes in fair value of payment obligation	-	35
Change in:
Accrued severance pay, net	306	24
Trade receivables	(3,514)	(2,544)
Other accounts receivable and prepaid expenses	(392)	(29)
Other long term assets	8	14
Trade payables	107	(279)
Deferred revenues	823	1,570
Employees and payroll accruals	973	1,101
Accrued expenses and other liabilities	1,025	594
Liabilities presented at fair value	(212)	(185)
Tax deficiencies related to exercise of stock options	-	171
Change in deferred taxes, net	1,131	(1,833)
Net cash used in operating activities	(909)	(825)
Cash flows from investing activities:
Purchase of property and equipment	(556)	(456)
Net cash used in investing activities	(556)	(456)
Cash flows from financing activities:
Proceeds from exercise of options	881	289
Issuance of shares, net	21,048	-
Payment of contingent consideration	(271)	(1,990)
Repayment of contingent payment right	(300)	-
Tax deficiencies related to exercise of stock options	-	(171)
Net cash provided by (used in) financing activities	21,358	(1,872)
Foreign currency translation adjustments on cash and cash equivalents	28	(203)

Increase (decrease) in cash and cash equivalents	19,921	(3,356)
Cash and cash equivalents at the beginning of the year	9,166	12,522
Cash and cash equivalents at the end of the period	$29,087	$9,166

Cash paid during the year for taxes	$1,740	$653
Supplemental disclosure of non- cash investing activities:
Issuance of shares related to acquisition	$-	$224

ATTUNITY LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL, NON-GAAP FINANCIAL INFORMATION
U.S. dollars and shares in thousands, except per share data

	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
	Unaudited		Unaudited
GAAP revenues	$18,275	$15,570	$62,098	$54,494
Valuation adjustment on acquired deferred service revenue	-	8	-	43
Non-GAAP revenues	18,275	15,578	62,098	54,537
	-
GAAP operating expenses	18,106	15,374	64,954	65,868
Cost of revenues (1)	(47)	(26)	(162)	(148)
Research and development (1) (2)	(227)	(266)	(805)	(1,210)
Sales and marketing (1) (2)	(538)	(448)	(1,817)	(2,379)
General and administrative (1)	(245)	(254)	(927)	(993)
Amortization of acquired intangible assets	(337)	(424)	(1,347)	(2,372)
Impairment of acquisition-related intangible assets	-	-	-	(4,122)
Non-GAAP operating expenses	16,712	13,956	59,896	54,644

GAAP operating income (loss)	169	196	(2,856)	(11,374)
Operating loss adjustments	(1,394)	(1,426)	(5,058)	(11,267)
Non-GAAP operating income (loss)	1,563	1,622	2,202	(107)

GAAP financial expenses, net	(64)	(59)	(101)	(54)
Revaluation of liabilities presented at fair value	-	6	(212)	(207)
Accretion of payment obligations	-	(6)	-	(8)
Non -GAAP financial expense, net	(64)	(59)	(313)	(269)

GAAP income tax benefit (taxes on income)	(1,725)	(382)	(3,756)	735
Taxes on income (tax benefits) related to non-GAAP adjustments	184	(84)	206	(2,587)
Non-GAAP taxes on income	(1,541)	(466)	(3,550)	(1,852)

GAAP net loss	(1,620)	(245)	(6,713)	(10,693)
Valuation adjustment on acquired deferred revenue	-	8	-	43
Amortization of acquired intangible assets	337	424	1,347	2,372
Impairment of acquisition-related intangible assets	-	-	-	4,122
Acquisition related expenses	-	-	-	779
Stock-based compensation	1,057	994	3,711	3,951
Revaluation of liabilities presented at fair value	-	6	(212)	(207)
Accretion of payment obligations	-	(6)	-	(8)
Taxes on income (tax benefits) related to non-GAAP adjustments	184	(84)	206	(2,587)
Non-GAAP net income (loss)	$(42)	$1,097	$(1,661)	$(2,228)

GAAP basic and diluted net loss per share	$(0.09)	$(0.01)	$(0.39)	$(0.64)
Non-GAAP diluted net income (loss) per share	$0.00	$0.07	$(0.10)	$(0.13)

Shares used in computing GAAP basic and diluted net loss per share	18,052	16,818	17,264	16,739

Shares used in computing Non-GAAP diluted net income (loss) per share	18,052	16,790	17,264	16,739

ATTUNITY LTD. AND ITS SUBSIDIARIES

(1) Stock-based compensation expenses (*):
	Three months ended		Year ended
	December 31,		December 31,
	2017	2016	2017	2016
Cost of revenues	$47	$26	$162	$148
Research and development	227	266	805	1,024
Sales and marketing	538	448	1,817	1,715
General and administrative	245	254	927	993
	$1,057	$994	$3,711	$3,880
(*) Retention bonus paid in Attunity shares constitute part of (2) below

(2) Acquisition related expenses:
Research and development	-	-	-	$186
Sales and marketing	-	-	-	664
	-	-	-	$850